SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14-f of the

Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

June 16, 2005

MATRIX ENERGY SERVICES CORPORATION

(Exact name of registrant as specified in charter)

State or other jurisdiction of incorporation Nevada

Commission file number  000 09419

IRS employer identification no  84 0811647

5416 Birchman Avenue; Fort Worth, Texas 76107

(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (801)273-9300

MATRIX ENERGY SERVICES CORPORATION

5416 Birchman Avenue

Fort Worth, Texas 76107

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF CHANGE IN THE COMPOSITION

OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARENOT REQUESTED TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about June 20, 2005 to the holders of shares of the Common Stock, par value $.002 per share (the "Common Stock"), of Matrix Energy Services Corporation, a Nevada Corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

PURPOSE OF INFORMATION

No action is required by the shareholders of the Company in connection with changes to the Board. However, Rule 14f-1 promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, requires that ten days prior to a change in a majority of the Board of Directors, that certain information be disseminated to the shareholders. Following are actions that have been taken:

The Board recently appointed James Anderson as President and to the Board of Directors to fill the vacancy created by the resignations of M. O. Trey Rife, III and Joe Bill Bennett as officers and directors. It is anticipated that on the tenth day of the mailing of this Information Statement, Mark S. Zouvas will resign as director and officer. Mr. Zouvas has no disputes with the company and is leaving to pursue other ventures. Mr. Anderson will remain the sole director of the Company.

Effective June 16, 2005, Portsmith Partners of Nevada acquired 49,135,815 shares of the Company's common stock from MorOil, Inc. for $150,000.

VOTING SECURITIES

As of March 31, 2005, the issued and outstanding securities of the Company entitled to vote consisted of 92,667,217 shares of Common Stock, the Company's only class of voting securities that would be entitled to vote at a stockholders meeting if one were to be held. Each outstanding share of Common Stock is entitled to one vote.

CHANGE OF CONTROL

As described above, the Company is effecting a change in the composition of its Board of Directors. Except as set forth in the Information Statement, there are no arrangements currently known to the Company of which may at a subsequent date result in another change in control of the Company.

Effective June 16, 2005, Portsmith Partners of Nevada acquired 49,135,815 shares of the Company's common stock from MorOil, Inc.. As a result of this transaction, James Anderson has been appointed to serve as President and Director of the Company.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to persons known to the Company to own beneficially more than five percent (5%) of the Company's voting securities and all officers or directors, as of June 20, 2005.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Principal Shareholders:
Common	Portsmith Partners of Nevada 1350 E. Flamingo Road, Suite 254 Las Vegas, NV 89119	49,135,815	53%
Officers and Directors:
Common	Mark S. Zouvas 5416 Birchman Ave. Fort Worth, TX 76107	456	0%
Common	James Anderson 378 North Main, #124 Layton, UT 84041	0	0%
Al Officers and Directors		456	0%

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The following table sets forth certain information regarding directors and executive officers of the Company as of June 20, 2005.

Name Age Position(s) with the Company

Mark S. Zouvas 42 Director & CFO

James Anderson 54 Director & CEO

Mark S. Zouvas. Mr. Zouvas was re-elected to the Company's Board of Directors on May 29, 2003. He currently serves as Chief Financial Officer of the Company. Mr. Zouvas has a BA from the University of California at Berkeley. As a staff auditor with Price Waterhouse, he performed services for clients in the banking and real estate industries. Mr. Zouvas has been involved in various venture capital transactions over the past fifteen years. His financial, accounting and banking experience are well founded and are a necessity in today's ever-changing markets both domestically and worldwide. Mr. Zouvas has had over fifteen years of experience in creating investment summaries and has raised over $50 million through debt and equity offerings.

James Anderson, Director. Mr. Anderson owns James Corporation which has two subsidiaries, a golf company and a computer company. Prior to that, he was the owner and operator of a restaurant and gaming club and owned a retail computer store all located in Salt Lake City, Utah. Mr. Anderson also has over 22 years experience in the computer industry. He has owned and operated his various business interests for the last 24 years. He spent 6 years in the U.S. Army.

Mr. Anderson has applied to obtain codes prior to filing Form 3. Mr. Anderson has no ownership in the Company at this time.

Certain Relationships and Related Transactions

Transactions With Management and Others and Certain Business Relationships. There are no transactions with management which need to be reported at this time.

Indebtedness of Management. No director or executive officer of the Company and no associate of any such director or executive officer was indebted to the Company at any time since the beginning of the Company's last fiscal year in an amount in excess of $60,000 except as set forth above.

Adverse Legal Proceedings

On May 2, 2003, a default judgement was issued against the Company for nonpayment of services by an operator in the amount of $128,000 plus interest at 10% and court costs. The Company was not aware of their judgement until late October 2004. A liability was recorded at that time in the amount of $151,106 with the correspnding amount charged to general and administrative expenses.

Executive Compensation

The officers and directors do not receive any compensation for services rendered, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

The Company has not adopted any retirement, pension, profit sharing, stock options, insurance programs or other similar programs for the benefit of its employees.

There are no compensatory plans or arrangements with respect to any officer, director, manager or other executive which would in any way result in payments to any such person because of his resignation, retirement, or other termination of employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change of control of the Company.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, for the fiscal year ended December 31, 2004, no person who is an officer, director or beneficial owner of more than 10% of the Company's common stock or any other person subject to Sectiion 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.

Matrix Energy Services Corporation

Dated: June 16, 2005